UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  January 29, 2007                    /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman

--------------------------------------------------------------------------------



                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                NOVEMBER 30, 2006

                      (UNAUDITED - PREPARED BY MANAGEMENT)

--------------------------------------------------------------------------------

                       MANAGEMENT'S COMMENTS ON UNAUDITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. for the six months ended November 30, 2006, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                   NOVEMBER 30,       MAY 31,
                                                       2006            2006
                                                         $               $

                                     ASSETS

CURRENT ASSETS
Cash                                                  1,453,976       3,657,676
Amounts receivable (Note 3)                             574,810          80,022
Prepaid expenses and deposits                            24,977          12,825
                                                   ------------    ------------
                                                      2,053,763       3,750,523

PROPERTY, PLANT AND EQUIPMENT (Note 4)                5,712,148       1,183,993

OTHER ASSETS                                                  -          37,040
                                                   ------------    ------------
                                                      7,765,911       4,971,556
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                154,987         214,447
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               78,872,873      75,890,208

SHARE SUBSCRIPTIONS RECEIVED (Note 11)                  252,949               -

CONTRIBUTED SURPLUS (Note 7)                          1,007,036         608,284

DEFICIT                                             (72,521,934)    (71,741,383)
                                                   ------------    ------------
                                                      7,610,924       4,757,109
                                                   ------------    ------------
                                                      7,765,911       4,971,556
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 11)


APPROVED BY THE BOARD

/s/ ALFREDO PARRA    , Director
---------------------
/s/ DOUG GOOD        , Director
---------------------



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

EXPENSES
Accounting and administration                            23,920          16,740          41,565          30,990
Amortization                                              6,121             357          11,521             714
Audit                                                     9,407           2,517           9,407           2,517
Corporate development                                    43,981               -          51,406               -
Investor relations                                       15,058               -          34,908           3,000
Legal                                                     3,437           2,424           3,540           3,374
Management fees                                          19,500          13,833          39,000          20,833
Office                                                   10,693           5,631          16,598           6,774
Professional fees                                        12,970               -          27,296           6,045
Regulatory                                                8,113           4,542           9,588           6,792
Rent                                                      2,700               -           5,100               -
Salaries and benefits                                     6,411               -          12,822               -
Shareholder costs                                         3,498           2,611           4,837           5,318
Stock-based compensation (Note 6)                       450,000          61,420         459,000          61,420
Transfer agent                                            4,174           5,417           7,610           9,892
Travel                                                   20,928           3,000          28,250           3,299
                                                   ------------    ------------    ------------    ------------
                                                        640,911         118,492         762,448         160,968
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (640,911)       (118,492)       (762,448)       (160,968)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS
Interest and other income                                12,131             633          36,401           3,824
Foreign exchange                                        (15,265)          2,364         (54,504)         (1,724)
Write-off of receivable                                       -         (20,000)              -         (20,000)
Gain on sale of other assets                                  -               -               -          40,980
                                                   ------------    ------------    ------------    ------------
                                                         (3,134)        (17,003)        (18,103)         23,080
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (644,045)       (135,495)       (780,551)       (137,888)

DEFICIT - BEGINNING OF PERIOD                       (71,877,889)    (71,002,521)    (71,741,383)    (71,000,128)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (72,521,934)    (71,138,016)    (72,521,934)    (71,138,016)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.05)         $(0.06)         $(0.06)         $(0.06)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       13,680,654       2,230,735      12,733,363       2,230,868
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period                                (644,045)       (135,495)       (780,551)       (137,888)
Adjustment for items not involving cash
     Amortization                                         6,121             357          11,521             714
     Stock-based compensation                           450,000          61,420         459,000          61,420
     Gain on sale of other assets                             -               -               -         (40,980)
                                                   ------------    ------------    ------------    ------------
                                                       (187,924)        (73,718)       (310,030)       (116,734)
(Increase) decrease in amounts receivable              (271,899)         19,819        (494,788)         20,108
(Increase) decrease in prepaid expenses
     and deposits                                       (13,727)          7,725         (12,152)          9,394
Increase (decrease) in accounts payable
     and accrued liabilities                             34,939          (3,086)        (59,460)        (13,209)
                                                   ------------    ------------    ------------    ------------
                                                       (438,611)        (49,260)       (876,430)       (100,441)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES
Issuance of common shares                             1,141,040          16,800       2,941,040          16,800
Share subscriptions received                            252,949               -         252,949               -
Share issue costs                                             -               -         (18,623)              -
                                                   ------------    ------------    ------------    ------------
                                                      1,393,989          16,800       3,175,366          16,800
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES
Property, plant and equipment additions              (2,902,566)              -      (4,502,636)              -
Proceeds from sale of other assets                            -               -               -          47,280
                                                   ------------    ------------    ------------    ------------
                                                     (2,902,566)              -      (4,502,636)         47,280
                                                   ------------    ------------    ------------    ------------
DECREASE IN CASH FOR THE PERIOD                      (1,947,188)        (32,460)     (2,203,700)        (36,361)

CASH - BEGINNING OF PERIOD                            3,401,164         223,688       3,657,676         227,589
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                  1,453,976         191,228       1,453,976         191,228
                                                   ============    ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -               -               -
                                                   ============    ============    ============    ============
Income taxes paid in cash                                     -               -               -               -
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         The Company is engaged in the acquisition, exploration and development of its mineral property interests in Mexico. As at the end of December 2006, the Company has completed construction of the cyanidation processing plant and related infrastructure at the Mina Real Property located in Nayarit State, Mexico. Milling operations commenced in January 2007.

         As at November 30, 2006, the Company had working capital of $1,898,776. In addition, as described in Note 11, the Company has completed and arranged further equity financings. The Company believes that it has sufficient financial resources to meet the commitments required on the purchase of ALB Holdings Ltd. ("ALB"), completion of the mine facility, planned increase in the capacity of the mill facility and to provide adequate working capital for start-up operations. The Company also plans to conduct a significant exploration and development program. As a result, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       AMOUNTS RECEIVABLE
                                                   NOVEMBER 30,       MAY 31,
                                                       2006            2006
                                                         $               $

         IVA tax receivable                             516,589          42,447
         Other receivable                                58,221          37,575
                                                   ------------    ------------
                                                        574,810          80,022
                                                   ============    ============


4.       PROPERTY, PLANT AND EQUIPMENT

                                                   --------------------------------------------    ------------
                                                                 NOVEMBER 30, 2006                 MAY 31, 2006
                                                   --------------------------------------------    ------------
                                                                    ACCUMULATED      NET BOOK        NET BOOK
                                                        COST       AMORTIZATION        VALUE           VALUE
                                                         $               $               $               $

         Motor vehicles                                  65,522          11,396          54,126          52,921
         Office equipment                                11,421             489          10,932           2,420
         Capital works in progress                    4,286,445               -       4,286,445               -
         Mineral interests and deferred exploration   1,360,645               -       1,360,645       1,128,652
                                                   ------------    ------------    ------------    ------------
                                                      5,724,033          11,885       5,712,148       1,183,993
                                                   ============    ============    ============    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       PROPERTY, PLANT AND EQUIPMENT (continued)

         Capital works in progress consists primarily of construction costs on the cyanidation processing plant and related infrastructure for the Company's Mina Real Project.

         In January 2006, the Company entered into an option agreement with, ALB a private British Columbia company to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of four concessions covering approximately 3,400 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could earn its interests, as follows:

         i)       an initial 20% interest on funding the initial US $750,000;

         ii)      a further 20% interest on funding a further US $750,000; and

         iii)a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

         On October 19, 2006, the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property. In addition, the Company also agreed to acquire 100% of the outstanding capital of ALB in exchange for the issuance of 10,500,000 common shares of the Company. ALB's sole asset is its 49% equity interest in the Mina Real Property and the only liability of ALB is an underlying obligation of US $2 million and a 1% net smelter return royalty on the Mina Real Property.

         On December 1, 2006, the Company completed the acquisition of ALB and issued 10,500,000 common shares.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

                                                   ----------------------------    ----------------------------
         Issued:                                         NOVEMBER 30, 2006                 MAY 31, 2006
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                11,237,735      75,890,208       2,230,735      70,970,313
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash
             Private placements                       2,000,000       1,800,000       6,000,000       3,220,000
             Exercise of warrants                       927,000       1,056,600       2,557,000       1,671,050
             Exercise of options                        157,000          84,440               -               -
             Exercise of agent's option                       -               -         150,000          75,000
         Reallocation from contributed surplus
             relating to the exercise of options              -          60,248               -               -
         Reallocation from contributed surplus
             relating to the exercise of agent's
             option and related warrants                      -               -               -         112,500
         For corporate finance fees                           -               -          50,000          30,500
         For mineral interests                                -               -         250,000         337,500
                                                   ------------    ------------    ------------    ------------
                                                      3,084,000       3,001,288       9,007,000       5,446,550
         Less:  share issue costs                             -         (18,623)              -        (526,655)
                                                   ------------    ------------    ------------    ------------
                                                      3,084,000       2,982,665       9,007,000       4,919,895
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      14,321,735      78,872,873      11,237,735      75,890,208
                                                   ============    ============    ============    ============

         (a) During the six months ended November 30, 2006, the Company completed a non-brokered private placement for 2,000,000 units at a price of $0.90 per unit for gross proceeds of $1,800,000. Each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.15 per share on or before July 28, 2007 and $1.30 per share on or before July 28, 2008. The warrants are subject to a forced conversion provision which comes into effect once the Company's common shares trade at 150% or more per share of the exercise price of the warrants for a period of 45 consecutive trading days. The Company incurred $18,623 of legal and associated filing fees relating to the private placement.

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at November 30, 2006 and 2005 and the changes for the six months ending on those dates is as follows:

                                                   ----------------------------    ----------------------------
                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        1,282,000         0.97            688,500         1.91
                  Issued                              2,000,000         1.15                  -          -
                  Exercised                            (927,000)        1.14            (12,000)        1.40
                  Expired                                     -                        (352,000)        1.40
                                                   ------------                    ------------
                  Balance, end of period              2,355,000         1.06            324,500         2.20
                                                   ============                    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding and exercisable warrants at November 30, 2006:

                   EXERCISE
                    PRICE                   NUMBER          EXPIRY DATE
                      $

                     2.00                   122,000         February 2, 2007
                     2.00                    37,500         February 7, 2007
                     2.00                    22,500         March 29, 2007
                     0.80                 1,073,000         May 3, 2008
                  1.15/1.30               1,100,000         July 28, 2007 / 2008
                                        -----------
                                          2,355,000
                                        ===========

         (c)      See also Note 11.


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During the six months ended November 30, 2006, the Company granted 650,000 (2005 - 220,000) stock options to the Company's directors, employees and consultants and recorded compensation expense of $450,000 (2005 - $61,420) on these stock options and $9,000 (2005 - $nil) on stock options which vested during the period.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods:

                                                  2006                  2005

         Risk-free interest rate                  3.96%                3.26%
         Estimated volatility                     103%                  125%
         Expected life                           5 years             1.5 years
         Expected dividend yield                   0%                    0%

         The weighted average fair value of stock options granted during the period to the Company's directors, employees and consultants was $0.90 (2005 - $0.28) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at November 30, 2006 and 2005 and the changes for the six months ending on those dates is as follows:

                                                   ----------------------------    ----------------------------
                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                     OPTIONS         EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of period                   720,000         0.62            217,500         1.30
         Granted                                        650,000         1.02            220,000         0.50
         Exercised                                     (157,000)        0.54                  -          -
         Cancelled                                     (100,000)        0.80           (217,500)        1.30
                                                   ------------                    ------------
         Balance, end of period                       1,113,000         0.85            220,000         0.50
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at November 30, 2006:

            NUMBER            NUMBER          EXERCISE
         OUTSTANDING        EXERCISABLE        PRICE           EXPIRY DATE
                                                 $

              50,000           50,000           0.80           December 23, 2006
             112,500          112,500           0.50           November 10, 2008
             300,500          300,500           0.62           January 17, 2009
             150,000                -           1.40           November 24, 2009
             500,000          500,000           0.90           September 5, 2011
         -----------      -----------
           1,113,000          963,000
         ===========      ===========


7.       CONTRIBUTED SURPLUS

         The Company's contributed surplus as November 30, 2006 and 2005 and the changes for the six months ending on those dates is presented below:

                                                       2006            2005
                                                         $               $

         Balance, beginning of period                   608,284         286,125
         Stock-based compensation on stock
              options (Note 6)                          459,000          61,420
         Stock options exercised                        (60,248)              -
                                                   ------------    ------------
         Balance, end of period                       1,007,036         347,545
                                                   ============    ============


8.       RELATED PARTY TRANSACTIONS

         During the six months ended November 30, 2006, the Company incurred:

         i) a total of $69,746 (2005 - $54,823) for accounting and administration, management and professional fees by directors and officers of the Company; and

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8.       RELATED PARTY TRANSACTIONS (continued)

         ii) $15,000 (2005 - $nil) for professional fees provided by a private company controlled by a director of the Company. This amount was capitalized to mineral interests.

         As at November 30, 2006, $5,939 (2005 - $3,333) remained outstanding to companies related to directors of the Company, and has been included in accounts payable and accrued liabilities.


9.       SEGMENTED INFORMATION

         The  Company  operates  in  one  industry  segment,   the  acquisition,
         exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                   --------------------------------------------
                                                 NOVEMBER 30, 2006
                                   --------------------------------------------
                                   IDENTIFIABLE                          NET
                                      ASSETS         REVENUES           LOSS
                                         $               $               $

         Mineral operations(Mexico)   6,659,905               -         (19,647)
         Corporate (Canada)           1,106,006          36,401        (760,904)
                                   ------------    ------------    ------------
                                      7,765,911          36,401        (780,551)
                                   ============    ============    ============

                                   --------------------------------------------
                                                   MAY 31, 2006
                                   --------------------------------------------
                                   IDENTIFIABLE                          NET
                                      ASSETS         REVENUES           LOSS
                                         $               $               $

         Mineral operations(Mexico)   1,337,075               -         (12,091)
         Corporate (Canada)           3,634,481          36,566        (729,164)
                                   ------------    ------------    ------------
                                      4,971,556          36,566        (741,255)
                                   ============    ============    ============


10.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at November 30, 2006, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to November 30, 2006, may differ significantly from that presented.

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, amounts receivable and accounts payable and accrued liabilities.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


11.      SUBSEQUENT EVENTS

         Subsequent to November 30, 2006, the Company:

         (i) completed a non-brokered private placement for 700,456 units at a price of $1.15 per unit for gross proceeds of $805,524. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.40 per share on or before December 11, 2008. After June 30, 2007, the warrants are subject to a forced conversion provision once the Company's common shares trade in excess of $2.30 per share for 45 consecutive trading days. As at November 30, 2006, the Company had received $252,949 in share subscriptions on account of the private placement;

         (ii) announced a private placement of up to 1,200,000 units at a price of $1.85 per unit, for gross proceeds of up to $2,220,000. Each unit will be comprised of one common share and one-half share purchase warrant. Each full warrant will entitle the holder to purchase an additional common share at a price of $2.25 per share for a period of one year;

         (iii) issued 528,280 common shares on the exercises of stock options and warrants for gross proceeds totalling $441,644; and

         (iv)     see Note 4.

                                                                      SCHEDULE I

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        INTERIM CONSOLIDATED SCHEDULE OF
                   MINERAL OPERATIONS AND DEFERRED EXPLORATION




                                                    SIX MONTHS
                                                       ENDED        YEAR ENDED
                                                   NOVEMBER 30,       MAY 31,
                                                       2006            2006
                                                         $               $

BALANCE - BEGINNING OF PERIOD                         1,128,652               -
                                                   ------------    ------------
EXPLORATION COSTS DURING THE PERIOD
     Assays                                               3,087               -
     Camp costs                                               -          27,642
     Consulting                                               -         339,189
     Equipment rental                                         -           7,416
     Exploration office                                       -          44,843
     Fuel                                                     -           2,238
     Geological                                          15,000               -
     Repairs and maintenance                                  -           1,619
     Salaries                                                 -         156,928
     Supplies                                                 -          52,283
     Travel                                                   -           1,437
     Vehicles                                                 -           8,473
                                                   ------------    ------------
                                                         18,087         642,068
     Reclassification to capital works in progress      (63,330)              -
                                                   ------------    ------------
                                                        (45,243)        642,068
                                                   ------------    ------------
ACQUISITION COSTS
     Option payments and other                          277,236         149,084
     Issuance of common shares                                -         337,500
                                                   ------------    ------------
                                                        277,236         486,584
                                                   ------------    ------------
BALANCE - END OF PERIOD                               1,360,645       1,128,652
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2006


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 25, 2007 and should be read in conjunction with the interim consolidated financial statements and accompanying notes for the six months ended November 30, 2006 of Rochester Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

COMPANY OVERVIEW

The Company is currently a junior mining company actively engaged in the exploration and development of its Mina Real Property, comprising 7,400 hectares of gold/silver mineral concessions located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the largest epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

CHANGES TO THE BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY

On January 9, 2007, Dr. Alfredo Parra was appointed as President and CEO of the Company, replacing Mr. Douglas Good, who moves to Chairman of the Board. In addition to retaining his position as Chief Financial Officer, Mr. Good continues to be responsible for corporate development and public market related activities. Dr. Parra has an extensive background in mining exploration and operations, including senior management level positions with major Mexican based corporations.

On January 19, 2007, the Company appointed Messrs. Joseph M. Keane of Tucson Arizona, and Lindsay R. Bottomer, of Vancouver, BC, to the board of directors. They replace Messrs. Carter and Lee who submitted their resignations to take effect concurrent with these new appointments.

Mr. Keane is a Registered Professional Metallurgical Engineer and since the mid-1980's has been President of KD Engineering Co. Inc. and Metcon Research Inc., both of Tucson, Arizona. Since mid-2006 he has been a special advisor to Rochester. Mr. Keane has over 40 years experience specializing in process design development, engineering supervision, equipment and instrument selection and has conducted numerous feasibility studies for the mineral processing and pollution abatement industries. He has been a consultant to a unit of the World Bank (International Finance Corporation) for mineral processing projects in Mexico, Peru, Tajikistan, China, Mali, Uzbekistan, Ghana, and Tanzania. Mr. Keane has also directed feasibility studies and/or provided direction for a wide variety of mining projects in Chile, Peru, Indonesia, Mexico, Panama, Mongolia, Canada and the United States. He is a co-inventor of US Patent on copper recovery and has developed standardized test methodologies that have been adopted by the mining industry. Mr. Keane recently was a consultant to INCO and has been an expert witness in a number of legal matters regarding base and precious metals projects worldwide. He is currently a director of Norsemont Mining Inc.

Mr. Bottomer is a Professional Geoscientist with over 30 years experience in mineral exploration and mine development worldwide. He was President and CEO of Southern Rio Resources Ltd. (now Silver Quest Resources Ltd.) from July 2001 to November 2005 and remains a Director. He is a Director of five other public companies and has held senior positions with Prime Explorations (Pezim Group) from 1989-1994 and Echo Bay Mines Ltd. from 1994-1997. From 1998-2000 he was President of the BC & Yukon Chamber of Mines, and is currently serving a third two-year term as an elected councilor of the Association of Professional Engineers and Geoscientists of British Columbia. He is currently a Director and Vice President Corporate Development of Entree Gold Inc.

The above appointments combined with the mining backgrounds of Dr. Alfredo Parra, and existing director Mr. Gil Leathley, provide a strong base of expertise in the fields of metallurgy, mining, milling and exploration and will be able to provide sound strategic direction to the future development and operational activities of the Company.

PROPERTY UPDATE

MINA REAL PROJECT OVERVIEW

Effective December 1, 2006, the balance of the 49% interest in the Mina Real Property was acquired though the issuance of 10,500,000 common shares in exchange for all of the outstanding shares of ALB. The sole asset of ALB is its 49% equity interest in Mina Real Mexico SA de CV ("Mina Real Mexico") and the only liability of ALB is an underlying obligation which currently stands at US $1.775 million to an ex-partner and a 1% net smelter royalty obligation on its interest in the Mina Real Project.

The following is a summary overview of the achievement since the Company first acquired a right to earn an interest in the Mina Real Project in January 2006:

     FLORIDA MINE:
     o Complete about 1,500 additional meters of development mining at the Florida Mine Site
     o    Upgraded access road to mine site
     o    Development of concrete portals to mine entrances
     o    Mined and stockpiled about 17,000 tonnes of mineralized material
     o Completed approximately one kilometer of road access from the Florida mine site to the high-grade Tajos Cuates vein structures

     INFRASTRUCTURE DEVELOPMENT:
     o Completed construction and establishment of field offices and base camp for mining and exploration
     o    Completed on-site housing for mill management and employees
     o    Established an on-site assay lab
     o Constructed approximately 3.5 kilometers of new roadway from base camp to mill site
     o    Upgraded segments of main access road to base camp
     o    Established corporate offices in Tepic, Mexico

     MILL CONSTRUCTION:
     o Obtained all environmental approval and permitting for mill and tailings pond
     o Power lines to mill site upgraded to handle well in excess of 300 tonnes/day capacity
     o Completed site preparation, civil works and construction of 200 tonnes/day conventional mill
     o    Completed construction of tailings pond with a ten year capacity

The crushing and grinding section of the mill is now operating at its initial design capacity and feeding the cyanide plant at the rate of 200 tonnes/day. The mill is expected to remain at this level until mid-2007, when an increase in capacity to 300 tonnes/day is contemplated. The modular design of the mill should allow for the planned increase in capacity to be implemented at a cost of under US$300,000.

By mid-2006 five different vein structures had been identified that outcrop for more than three kilometres within the Mina Real concessions. The mill is currently being fed from development mining on three parallel vein structures known as Florida 1, 2 and 3 which have over 3,000 metres of drift development work completed by the end of 2006. This development area comprises an estimated average of about 250 metres of vein structure laterally and an estimated depth of over 250 metres. As indicated in earlier reports this segment of the Florida vein system has been tested for continuity and grade at depth. In 2003, drill hole F2-03 intercepted the three Florida veins at about 50 metres below Level 1140. The average length of the drill intersections was 2 metres and the grades ranged from 0.52 - 12.73 grams/tonne of gold and 93.5 - 172 grams/tonne of silver. The host rock in this structure appears competent which should result in reasonable mine operating costs and efficient ore extraction.

The results from surface exploration indicate that the Florida vein system extends to the NW and SE of the current Florida mine workings. Additional work is required to confirm the full extent of the vein systems and whether the outcroppings that have been identified for over two kilometers, both to the NW and SE of the current mine site, are in fact a continuation of the existing Florida vein structure or additional parallel structures.

The 2006 Work Program continued the excavation in five levels of Florida 3 until the underground drift reached the projected intrusion that intersects the ore horizon on the NW portion of the mineralized structure. To date, independent assays of channel samples taken every two metres on 775 metres of development mining produced an average grade of 12.1 grams/tonne of gold and 209 grams/tonne of silver. The average vein width was about 1.1 metres. Management is pleased with the fact that these channel assay results were significantly higher than the grade of the previously announced 2005 bulk sample of 4,400 tonnes which produced an average mill head grade of 8.3 grams/tonne of gold and 165 grams/tonne of silver.

Of additional importance is the consistency of the grade up to the confirmed intrusive to the NW and the indication that the grade increases with depth. When combined with the results of surface sampling immediately to the NW of the intrusion, these facts support management's contention that this high-grade vein structure continues for a yet undertermined distance on the NW side of the intrusive.

As at the beginning of 2007, a total of about 17,000 tonnes of mineralized material had been mined and stockpiled in preparation for the commencement of milling operations. Mining costs per tonne of mill feed will vary depending on the percentage of development mining that is represented by drift development versus stoping. The Company currently utilizes the services of two contract mining companies and expects to add one additional mining contractor in the near future. Based on an anticipated drift development/stoping ratio of 60:40 and current contracts in place, it is anticipated that mining and trucking costs will be under US $50 per tonne.

Based on independent metallurgical test results, mill recovery rates for gold are anticipated to average approximately 95%. Silver recovery is expected to reach 90% once a small additional sulphidation circuit is added to deal with the occurrence of elevated levels of manganese. Milling costs are not expected to exceed US $25 per tonne of processed material. Delivery of the first production of gold and silver precipitate to the refinery for processing is expected to take place during the last week of January 2007.

Dr. Alfredo Parra, the Company's President, is the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining. Dr. Parra has reviewed the technical information contained herein. Channel samples reported were assayed by a combination of two certified and independent laboratories, ALS Chemex of North Vancouver, BC and SGS of Lakefield, Ontario. The Company has not conducted an independent feasibility study on the Mina Real Project, which may increase the risk that the planned operations are not economically viable. The board has relied on the work of management, an outside consultant and the project management in Mexico, who have extensive experience in similar size projects from the construction and operational perspective.

The Company's initial strategic objective was to bring the Mina Real Project to production status by the end of 2006. The Florida mine development plan is on target and the results to date, as indicated above, reinforces managements' view that sufficient mineralized feed is available to provide initial support for a 200 tonne/day mill.

The longer term objective is to become a major "niche market" gold/silver producer. Management believes that this key property, when combined with its experienced Mexican based management team, has the potential to produce a long-term revenue stream which should set the stage for the development of a series of similar size mining and milling operations in the region.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                            -----------------------   -------------------------------------------------   -----------------------
                                  FISCAL 2007                            FISCAL 2006                            FISCAL 2005
                            -----------------------   -------------------------------------------------   -----------------------

THREE MONTH PERIODS ENDING    NOV 30       AUG 31       MAY 31       FEB 28       NOV 30       AUG 31       MAY 31       FEB 28
                                 $            $            $            $            $            $            $            $

                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (640,911)    (121,537)    (237,338)    (343,844)    (118,492)     (42,476)     (62,813)    (162,968)
Other items                     (3,134)     (14,969)     (22,415)         230     (17,003)       40,083     (718,338)      10,216
Net income (loss)             (644,045)    (136,506)    (259,753)    (343,614)    (135,495)      (2,393)    (781,151)    (152,752)
Basic and diluted
   income (loss) per share       (0.05)       (0.01)       (0.06)       (0.07)       (0.06)       (0.00)       (0.40)       (0.08)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              1,898,776    3,595,277    3,536,076    2,098,783      192,592      249,510      245,246      313,811
Total assets                 7,765,911    6,531,028    4,971,556    2,338,844      214,439      274,800      287,316    1,060,962
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            -----------------------   -------------------------------------------------   -----------------------



RESULTS OF OPERATIONS

During the six months ended November 30, 2006 (the "2006 period") the Company recorded a loss of $780,551 ($0.06 per share) compared to a loss of $137,888
($0.06 per share) for the six months ended November 30, 2005 (the "2005 period"), an increase in loss of $642,663. The increase in loss in the 2006 period compared to the 2005 period is primarily attributed to an increase in activities in the 2006 period and the recording of non-cash stock-based compensation on $459,000.

General and administrative expenses of $762,448 were reported in the 2006 period, an increase of $601,480, from $160,968 in the 2005 period. Specific expenses of note during the 2006 period and 2005 period are as follows:

         -    during  the  2006  period,   the  Company   incurred   accounting,
              management and administrative fees of $41,565 (2005 - $30,990);

         - during the 2006 period, the Company expensed professional fees totalling $22,296 (2005 - $6,045) of which $18,546 was paid to senior executives and officers;

         - during the 2006 period, the Company paid $12,822 in salaries and benefits to the President's spouse and $39,000 in management fees to the President of the Company;

         - during the 2006 period the Company incurred corporate development expenses of $51,406 for ongoing market awareness and promotional campaign and participation in an investment conference in Frankfurt;

         - effective February 28, 2006, the Company entered into an agreement with Accent Marketing Limited to provide market awareness and investor relation activities in Europe. During the 2006 period, the Company incurred $33,508. The agreement was terminated on November 23, 2006;

         - the Company recorded $459,000 (2005 - $61,420) for non-cash stock-based compensation on the granting of stock options during the 2006 period,

         - during the 2006 period, the Company incurred travel expenses of $28,250 for ongoing mine site visits to Mexico and participation in an investment conference in Frankfurt; and

         - effective November 23, 2006, the Company entered into an agreement with Empire Communications, Inc., to provide investor relations services. During the 2006 period, the Company incurred $1,400.

As the Company is in the pre-production stage, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During the 2006 period, the Company reported interest and other income of

$36,401 as compared to $3,824 during the 2005 period. The increase is attributed to higher levels of cash held during the 2006 period.

During the 2006 period the Company incurred $18,087 on exploration activities, $277,236 for option payments, and $4,207,313 for site preparation and construction of the mill and mine facility on the Mina Real Property. Exploration activities conducted in the 2006 period are described in "Exploration Projects" in this MD&A.

During the 2006 period, the Company completed a private placement for 2,000,000 million units at $0.90 per unit for gross proceeds of $1.8 million.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at November 30, 2006, the Company had working capital of $1,898,776. Subsequent to November 30, 2006, the Company completed an equity financing of $805,524 and announced a further financing of up to $2,222,000. A further $441,644 has been received from the exercise of stock options and warrants. The Company anticipates that the additional financing will provide sufficient resources to complete the mine facility and provide adequate working capital for start-up operations. Further exploration and development activities, however, may change due to ongoing results and recommendations which may entail significant funding or exploration commitments. As a result, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The acquisition of ALB was completed on December 1, 2006.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2006 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended November 30, 2006, the Company incurred:

     i) a total of $69,746 (2005 - $54,823) for accounting and administration, management and professional fees by directors and officers of the Company; and

     ii) $15,000 for professional fees provided by a private company controlled by a director of the Company. This amount was capitalized to mineral interests.

As at November 30, 2006, $5,939 (2005 - $3,333) remained outstanding to companies related to directors of the Company and has been included in accounts payable and accrued liabilities.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

Effective February 28, 2006, the Company entered into an agreement with Accent Marketing Limited ("Accent") to provide market awareness and investor relation activities in Europe. During the 2006 period, the Company paid $33,508. The agreement was terminated on November 23, 2006.

Effective November 23, 2006, the Company entered into an agreement with Empire Communications Inc., to provide investor relations services. The Company will pay a monthly fee of $6,000 and issue 150,000 stock options at an exercise price of $1.40 per share. The options vest on a quarterly basis over a twelve month period. The agreement may be terminated with written 30 days notice.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at January 25, 2007, there were 26,059,721 issued and outstanding common shares. In addition there were 2,562,000 stock options outstanding and exercisable at exercise prices ranging from $0.50 to $1.85 per share and 2,693,926 warrants outstanding, with exercise prices ranging from $0.80 to $2.00 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the six months ended November 30, 2006 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures in place as at November 30, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these disclosure controls and procedures were effective.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Alfredo Parra, a Director and Chief Executive Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the "Issuer") for the interim period ending November 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.


Date:  January 29, 2007


/s/ ALFREDO PARRA
----------------------------------
Alfredo Parra,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Good, a Director and Chairman of Rochester Resources Ltd., and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the "Issuer") for the interim period ending November 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.


Date:  January 29, 2007


/s/ DOUGLAS GOOD
-------------------
Douglas Good,
Director & Chairman